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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

American Greetings Corporation
(Name of Issuer)
Class B Common Shares
(Title of Class of Securities)
026375-20-4
(CUSIP Number)
Morry Weiss, One American Road, Cleveland, Ohio 44144 (216) 252-7300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 27, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	026375-20-4	Page	2	of	3

1	NAMES OF REPORTING PERSONS: Morry Weiss

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		812,305

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		812,305

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	812,305

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1) Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers. although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may be necessary to check row 2(b)].

(3) The 3rd row is for SEC internal use; please leave blank.

CUSIP No.	026375-20-4	Page	3	of	3
Schedule 13D
Item 1. Security and Issuer.
     This Amendment No. 1 (the “First Amendment”) amends the initial Schedule 13D (the “Schedule 13D”) filed on May 23, 2005 with the Securities and Exchange Commission (the “Commission”) by the Reporting Person (as defined by the Schedule 13D) with respect to the Class B common shares, par value $1.00 per share (“Class B Shares”), of American Greetings Corporation (the “Company”). Capitalized terms used but not otherwise defined in this First Amendment have the meanings ascribed to such terms in the Schedule 13D. The purpose of this First Amendment is to report a change in the number of Class B Shares beneficially owned by the Reporting Person.
Item 5. Interest in Securities of the Issuer.
     The information in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a)-(b). The Reporting Person has the sole power to vote or dispose of 812,305 Class B Shares, including (i) 79,655 Class B Shares that he has the right to acquire within 60 days pursuant to outstanding stock options that the Company granted to the Reporting Person as compensation; and (ii) 99,847 Class B Shares allocated to the Reporting Person’s account as of December 31, 2006 in the Company’s Retirement Profit Sharing and Savings Plan reflecting the Reporting Person’s interest in common shares held in such plan. Collectively, the 812,305 Class B Shares beneficially owned by the Reporting Person constitute approximately 19.2% of the Class B Shares outstanding as of December 28, 2006.
     The number of Class B Shares beneficially owned by the Reporting Person does not include: (a) 200,000 Class B Shares owned by the Irving Stone Support Foundation, of which the Reporting Person is a trustee, (b) 78,800 Class B Shares beneficially owned by the Reporting Person’s spouse, Judith Stone Weiss, in her individual capacity, or (c) 203,964 Class B Shares owned by the Irving I. Stone Foundation, of which the Reporting Person is a trustee. The Reporting Person disclaims beneficial ownership of such Class B Shares.
     (c). On January 27, 2007, options to acquire 294,500 Class B Shares held by the Reporting Person expired unexercised.
     (d). No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Shares beneficially owned by the Reporting Person.
     (e). Not applicable.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2007	/s/ Morry Weiss
Morry Weiss